NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

AMERICAN BONANZA DRILLS HIGH GRADE GOLD AT NORTHSHORE

December 13, 2006 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) reports it has drilled strong gold values in quartz veins in the first four holes completed at the wholly owned Northshore property in Ontario. Bonanza has discovered a new high grade gold and quartz vein that is parallel to and 575 meters north of previous drilling. These positive results also verify gold values drilled by Noranda Inc. and Cyprus Minerals during the 1990s. Phase I drilling is 80% complete, with 9 NQ core holes totaling 2,450 meters, (8,038 feet) completed to date. Completion of the Phase I drilling program will occur during December and further assay results will be reported as soon as they are available.

Drill hole NS-06-03 targeted an area where several quartz veins have been mapped and with surface samples over 34 grams per tonne gold (1.0 ounce per ton). This hole intersected 1.2 meters grading 43.5 grams per tonne gold (1.27 ounce per ton) at 236 meters down the hole. Follow up drilling will test if this gold zone extends to surface, and explore along strike and down dip. The zone is open in all directions.

Drill holes NS-06-01, 02 and 04 were designed to verify gold mineralization reported by past workers and explore for down dip extensions of that mineralization. Drill Hole NS-06-01 encountered 10 meters grading 3.0 grams per tonne gold (0.09 ounce per ton) including 0.2 meters grading 99.4 grams per tonne gold (2.90 ounce per ton) within the known zone. Drill hole NS-06-04 intersected 1 meter grading 5.7 grams per tonne gold (0.17 ounce per ton) at 259 meters depth over 100 meters below known gold mineralization, thus extending the known mineralized zone significantly.

NORTHSHORE 2006 DRILL HOLE SUMMARY
Hole ID	From Meters	To Meters	Intercept Meters	Gold G/T	Gold OU/T
NS-06-01	16.0	26.0	10.0	3.0	0.09
includes	19.6	19.8	0.2	99.4	2.90
	19.8	21.0	1.2	5.6	0.16
NS-06-02	84.0	92.0	8	1.4	0.04
	108.7	110.8	2.0	1.2	0.04
NS-06-03	206.9	209.1	2.2	1.8	0.05
	221.0	222.0	1.0	11.1	0.32
	236.3	237.5	1.2	43.5	1.27
	272.0	276.0	4.0	5.5	0.16
includes	273.0	274.0	1.0	19.2	0.56
NS-06-04	182.0	184.0	2.0	1.5	0.04
	246.0	248.0	2.0	1.6	0.05
	259.0	260.0	1.0	5.7	0.17

The holes reported here are angled towards veins of near vertical dip and the intercepts reported here represent drill hole length through the vein not true width. Assays of split core were completed by Accurassay in Thunder Bay, Ontario. A drill hole location map can be viewed on Bonanza’s web site at http://www.americanbonanza.com/i/maps/northshore/NorthshoreSTGeo-DH.jpg.

Northshore is located within the Schreiber-Hemlo greenstone belt of the Archean Superior Province. The property has similar metasedimentary and metavolcanic rocks as the 22 million ounce Hemlo gold mining district, and is 70 kilometers on trend to the west of Hemlo.

The Northshore drilling program is part of Bonanza’s strategy of exploring a number of high grade properties in North America’s premier gold mining provinces. Drilling continues at the Copperstone property in Arizona in an effort to expand resources and move the property forward to feasibility (see Company news release dated November 23, 2006). Drilling will resume at the Fenelon property in Quebec during December to follow up positive drill results obtained earlier this year. Bonanza plans to drill over 100 drill holes with a combined length of 22,000 meters at its properties over the next six months.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas specifically chosen for their world class gold production and stable political climates. Bonanza is advancing both its high grade Copperstone gold property in Arizona and the Fenelon gold project in Quebec. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

The qualified person who is responsible for the preparation of the technical information in this press release is Robert Hawkins, Bonzanza’s Vice President, Exploration. Mr. Hawkins is a qualified person as defined by National Instrument 43-101 guidelines.

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Longview Strategies Incorporated
Attention: Michael Rodger
Phone: 604-681-5755

Or:

American Bonanza Gold Corp.
Attention: Susan Wilson, Corporate Communications
Phone:        (604) 688-7508
Email:          info@americanbonanza.com